RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Third Quarter Ended September 30, 2006

(Unaudited)

The Company’s auditor has not performed a review
of these Interim Consolidated Financial Statements

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	September 30	December 31
	Unaudited	Audited
	2006	2005

Assets
Current assets
Cash and cash equivalents	$8,765,680	$2,810,503
Temporary investments (note 4)	2,945,535	-
Amounts receivable (note 5)	1,457,119	927,210
Prepaid expenses	60,285	23,373
	13,228,619	3,761,086

Investments (note 6)	7,388,725	6,546,411
Equipment (note 7)	63,740	51,228
Mineral property costs (note 8)	21,742,929	22,961,644
	$42,424,013	$33,320,369

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$499,532	$519,961
Income taxes payable	149,000	-
	648,532	519,961

Non-controlling interest	-	407,479

Shareholders’ equity
Share capital (note 9(a))	58,512,595	45,610,692
Contributed surplus (note 9(b))	2,537,973	2,623,780
Deficit	(19,275,087)	(15,841,543)
	41,775,481	32,392,929
	$42,424,013	$33,320,369

See accompanying notes to the financial statements
Continuance of Operations (note 1)
Commitments (note 11)
Subsequent events (Note 11)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson Director	John R. Brodie, FCA Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2006	2005	2006		2005

Expenses
Amortization	$5,026	$4,025		$13,080		$12,077
Consulting	28,999	51,824		78,114		112,769
Foreign exchange (gain) loss	110	(9,116)		22,455		(1,485)
General mineral exploration	37,088	56,848		203,611		221,045
Investor relations	194,833	85,314		363,348		304,955
Office	50,097	37,769		128,321		97,668
Professional fees	49,450	122,370		197,585		231,654
Rent	21,450	24,082		63,015		63,859
Salaries	168,055	148,326		533,190		491,542
Stock-based compensation (note 9(b))	56,017	11,886		211,134		1,014,136
Telephone	7,433	4,357		17,629		13,465
Toquima IPO costs	-	-		2,484		-
Re-organization costs (note 2)	240,067	-		749,128		-
Transfer agent and regulatory filing fees	30,631	5,288		80,662		158,825
Travel and accommodation	18,466	3,305		31,281		20,588
Write-off of mineral property costs	258,823	213,437		258,823		184,535
Loss before other items	(1,166,545)	(759,715)		(2,953,860)		(2,925,633)

Interest and miscellaneous income	130,740	6,637		265,005		56,030
Gain on sale of investments	135,929	(19,077)		235,518		97,357
Gain on settlement of debt	-	-		13,519		-
Loss on equity investments	(167,438)	-		(1,338,877)		(25,000)
Current income tax expense	(149,000)	-		(149,000)		-
Future income tax recovery (note 9(a))	-	-		477,400		1,043,943
Allocation of subsidiary’s loss to minority interest	-	1,285		16,751		25,358

Net loss for the period	(1,216,314)	(770,870)		(3,433,544)		(1,727,945)
Deficit, beginning of the period	(18,058,773)	(13,154,334)		(15,841,543)		(12,197,259)
Deficit, end of the period	$(19,275,087)	$(13,925,204)		$(19,275,087)		$(13,925,204)

Basic and diluted loss per common share	$(0.02)	$(0.01)	$	(0.05)	$	(0.03)
Weighted average number of common shares outstanding	76,612,112	62,871,521		72,399,617		58,222,891

See accompanying notes to the financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2006	2005	2006	2005
Cash Provided by (Used for):
Operating Activities
Net loss for the period	$(1,216,314)	$(770,870)	$(3,433,544)	$(1,727,945)
Adjustment for items which do not involve cash:
Amortization	5,026	4,025	13,080	12,077
Stock-based compensation	56,017	11,886	211,134	1,014,136
Write-off of mineral property costs	258,823	147,093	258,823	282,388
Gain (loss) on sale of investments and debt settlement	(135,929)	19,077	(249,037)	(97,357)
Loss on equity investment	167,438	-	1,338,877	25,000
Future income tax recovery	-	-	(477,400)	(1,043,943)
Allocation of subsidiary’s loss to minority interest	-	(1,285)	(16,751)	(25,358)
	(864,939)	(590,074)	(2,354,818)	(1,561,002)
Changes in non-cash working capital components:
Temporary investments	(2,945,535)	-	(2,945,535)	-
Amounts receivable	(1,050,760)	(404,565)	(531,501)	(560,878)
Prepaid expenses	5,288	(24,819)	(41,202)	(33,867)
Accounts payable and accrued liabilities	(471,771)	179,165	111,702	(124,888)
Income taxes payable	149,000	-	149,000	-
	(5,178,717)	(840,293)	(5,612,354)	(2,280,635)
Investing Activities*
Mineral property costs	(946,738)	(1,095,890)	(2,737,002)	(5,575,031)
Purchase of investments	-	(1,917,862)	(870,845)	(4,076,887)
Proceeds on sales of investments	73,161	484,238	436,092	684,796
Purchase of equipment	(13,274)	-	(32,568)	(3,380)
Proceeds on sale of equipment	3,750	-	3,750	-
	(883,101)	(2,529,514)	(3,200,573)	(8,970,502)
Financing Activities*
Common shares issued for cash	441,600	6,000,800	13,828,406	8,200,368
Share issue costs	-	(627,972)	(876,764)	(755,138)
Advances from Partners	(176,000)	-	-	-
Advances from Carlin Gold Corp	(200,003)	-	-	-
Recovery of property costs incurred	697,930	422,892	1,742,082	1,177,436
Management and administration fees received	27,153	35,560	75,955	85,353
	790,680	5,831,280	14,769,679	8,708,019
Cash reduction on subsidiary disposition	(1,575)	-	(1,575)	-
Net cash (used) provided during the period	(5,272,713)	2,461,473	5,955,177	(2,543,118)
Cash and cash equivalents, beginning of the period	14,038,393	1,937,257	2,810,503	6,941,848
Cash and cash equivalents, end of the period	$8,765,680	$4,398,730	$8,765,680	$4,398,730
During the periods, the Company paid the following:
Interest	$23,449	$489	$29,293	$2,967
Income taxes	$-	$-	$-	$-

*Supplemental Disclosure of Non-Cash Investing and Financing Activities - Refer to note 12.
See accompanying notes to the financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance September 30 2006
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	$3,392,440	$75,000	$-	$3,467,440
Exploration costs
Geological and geochemical	1,410,683	178,749	-	1,589,432
Drilling	5,675,629	2,830	-	5,678,459
Geophysical	101,147	-	-	101,147
Travel and accommodation	183,041	3,903	-	186,944
Other	32,056	60,404	-	92,460
	10,794,996	320,886	-	11,115,882

Other Red Lake Properties
Acquisition and option payments	473,677	114,500	(78,816)	509,361
Exploration costs
Geological and geochemical	954,813	158,082	(15,788)	1,097,107
Drilling	623,119	643,380	(639,129)	627,370
Geophysical	280,310	-	-	280,310
Travel and accommodation	79,663	26,009	(16,206)	89,466
Other	35,474	1,919	-	37,393
Administration fees (earned)	(459,694)	-	(43,215)	(502,909)
	1,987,362	943,890	(793,154)	2,138,098

McCuaig JV Project
Acquisition and option payments	109,940	6,000	-	115,940
Exploration costs
Geological and geochemical	449,370	-	-	449,370
Drilling	1,144,229	-	-	1,144,229
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192
Other	2,000	3,949	-	5,949
Administration fees (earned)	(27,635)	-	-	(27,635)
	1,737,521	9,949	-	1,747,470

English Royalty Division
Acquisition and option payments	75,000	30,956	(105,956)	-
Exploration costs
Geological and geochemical	358,748	-	(157,772)	200,976
Travel and accommodation	9,119	-	-	9,119
Other	107	-	-	107
	442,974	30,956	(263,728)	210,202
See accompanying notes to the financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)
	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance September 30 2006

NEWFOUNDLAND
GOLD PROPERTIES
Star Track Trend Properties
Acquisition and option payments	$244,242	$-	$-	$244,242
Exploration costs
Geological and geochemical	488,475	20,556	-	509,031
Drilling	124,058	-	-	124,058
Geophysical	482	-	-	482
Travel and accommodation	10,762	29	-	10,791
Other	3,580	-	-	3,580
	871,599	20,585	-	892,184

Golden Promise Trend Properties
Acquisition and option payments	203,338	(2,100)	(201,238)	-
Exploration costs
Geological and geochemical	404,776	59,567	(62,351)	401,992
Drilling	178,459	389,829	(391,185)	177,103
Geophysical	55,329	-	-	55,329
Travel and accommodation	10,749	2,332	(2,332)	10,749
Other	-	158	(158)	-
Administration fees (earned)	(190,701)	-	(20,621)	(211,322)
	661,950	449,786	(677,885)	433,851

Avalon Trend Properties
Acquisition and option payments	68,938	-	(68,938)	-
Exploration costs
Geological and geochemical	195,805	2,568	(198,373)	-
Drilling	-	-	-	-
Travel and accommodation	4,055	-	(4,055)	-
Other	-	6,375	(6,375)	-
Administration fees (earned)	(16,451)	-	16,451	-
	252,347	8,943	(261,290)	-

Glenwood-Botwood Trend Properties
Acquisition and option payments	675,532	189,580	(236)	864,876
Exploration costs
Geological and geochemical	1,540,751	238,623	(58,998)	1,720,376
Drilling	666,098	235,142	(221,006)	680,234
Geophysical	259,029	32,248	(32,248)	259,029
Travel and accommodation	15,241	2,515	-	17,756
Other	-	5,763	(1,000)	4,763
Administration fees (earned)	(67,724)	-	(10,466)	(78,190)
	3,088,927	703,871	(323,954)	3,468,844

See accompanying notes to the financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance September 30 2006
NEWFOUNDLAND (continued)
GOLD PROPERTIES (continued)
New World Trend Property
Acquisition and option payments	$107,540	$-	$-	$107,540
Exploration costs
Geological and geochemical	330,458	19,511	-	349,969
Drilling	2,150	-	-	2,150
Geophysical	-	92,846	-	92,846
Travel and accommodation	1,874	-	-	1,874
	442,022	112,357	-	554,379
Base Metal Properties
Acquisition and option payments	49,989	89,503	(139,492)	-
Exploration costs
Geological and geochemical	369,731	186,490	(27,112)	529,109
Drilling	484,898	61,628	-	546,526
Geophysical	82,637	-	-	82,637
Travel and accommodation	21,987	169	-	22,156
Other	225	1,366	-	1,591
	1,009,467	339,156	(166,604)	1,182,019
UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	209,415	12,468	(221,883)	-
Exploration costs
Geological and geochemical	374,841	-	(374,841)	-
Drilling	682,215	-	(682,215)	-
Travel and accommodation	18,003	-	(18,003)	-
Other	18,013	-	(18,013)	-
Administration fees (earned)	(76,483)	-	76,483	-
	1,226,004	12,648	(1,238,472)	-

NEVADA
Other Properties
Acquisition and option payments	291,643	62,084	(353,727)	-
Exploration costs
Geological and geochemical	154,832	82,259	(237,091)	-
Other	-	43,404	(43,404)	-
	446,475	187,747	(634,222)	-

Mineral Property Costs	$22,961,644	$3,140,594	$(4,359,309)	$21,742,929

Property Costs Written-off or Recovered
The composition of the write-off or recovery figures is as follows:
2006
Total costs written-off	$258,823
Aggregate cost recoveries and administration fees received	2,227,792
Costs recovered through Toquima plan of arrangement (note 6(b))	1,872,694
Gross write-offs and recoveries	$4,359,309
See accompanying notes to the financial statements

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2006
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada. The Company also has investments in companies that have mineral properties in the United States and the Democratic Republic of Congo (“D.R.C.”). At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $19 million at September 30, 2006. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

RE-ORGANIZATION

On August 8, 2006, the shareholders of the Company voted in favour of a corporate restructuring which will divide the Company’s existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring, the Company will continue to hold its Ontario properties and its investments with US properties. One of the newly-created companies, Paragon Minerals Corporation (“Paragon”), will hold all of the Company’s Newfoundland properties. The other newly created company, which will assume the name Africo Resources Ltd. (“Africo”), will hold all of the Company’s investment in the D.R.C. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to certain closing conditions. Pursuant to another plan of arrangement between Toquima Minerals Corporation (“Toquima”) and Carlin Gold Corporation (“Carlin”), completed on July 13, 2006, all of the Company’s shares in Toquima, which held the Company’s Nevada and Alaska properties, were transferred to Carlin in return for shares in Carlin and Constantine Metal Resources Ltd. (“Constantine”) (see note 4 and 6). These shares will remain in the Company after the restructuring.

2.	BASIS OF ACCOUNTING AND CONSOLIDATION

These Interim Consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. These Interim Consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2005. References to the Company included herein are inclusive of the accounts of the parent company and it’s 100% owned subsidiary, 1304850 Ontario Inc. and up to July 13, 2006, its 64% owned subsidiary up to that date, Toquima Minerals Corporation. The investments in Africo and Constantine are accounted for on the equity basis. All inter-company balances have been eliminated. (Upon completion of the Rubicon plan of the arrangement described in note 1, Africo will cease to be an investment of the Company.)

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2006
(Stated in Canadian Dollars)

3.	RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2006, the Company paid or accrued legal fees including disbursements, to a law firm, of which a partner is a director of the Company, aggregating to $913,360 (2005 - $192,000). As at September 30, 2006, this law firm is owed $5,000 (2005 - $192,000). All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

4.	TEMPORARY INVESTMENTS

Temporary investments consist of a banker’s acceptance maturing February 28, 2007 with carrying value and market value of $2,945,535.

5.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	September 30, 2006	December 31, 2005
Notes due from Africo Resources (a)	$550,000	$-
Exploration partner receivables	493,642	359,653
Paragon Minerals shared costs	153,337	-
Other	260,141	567,557
	$1,457,120	$927,210

(a) Notes due from Africo are due 60 days from demand or before December 31, 2006 and bear interest at nil% ($250,000) or prime + 2% ($300,000). Upon completion of a qualifying financing, the Company has the option to convert the loans to shares of Africo at a 15% discount from the financing price. Any shares obtained through such a conversion will be distributed to Rubicon shareholders as part of the Rubicon plan of arrangement (note 1) if received on or before the effective date of the plan of arrangement. In the event there is no financing, then Rubicon may convert $250,000 of the advances into Africo shares at $3.50 per share and Africo may require the balance of $300,000 to be converted to Africo shares at $3.50 per share.

6.	INVESTMENTS

The Company owns common shares in public and private companies as follows:
	September 30, 2006		December 31, 2005
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
	$	$	$	$
Public companies	1,672,324	2,365,592*	361,978	351,416
Private company (a)	5,807,438	- **	6,184,433	- **
	7,479,762	2,365,592	6,546,411	351,416
* - Included in public companies are shares held in escrow with market value of $1,817,120
** - The fair value, of the common shares of this private company, is not readily determinable.

(a) Investment in Africo Resources Ltd.

The Company has a 39.6% interest in Africo, a British Columbia private company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. Upon completion of the plan of arrangement described in note 1, these shares will be transferred to a new corporation, a pro-rata portion of the shares, of which, will be distributed to the shareholders of Rubicon.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2006
(Stated in Canadian Dollars)

6.	INVESTMENTS (continued)

Changes in the investment are summarized as follows:

	9 Months Ended September 30, 2006	Year ended December 31 2005

Balance, beginning of the period	$6,184,433	$2,363,369

Changes during the period:
Net participation in Africo equity financings	-	4,109,387
Purchase of shares	870,845	-
Equity interest in losses of Africo	(1,247,840)	(288,323)

Balance, end of the period	$5,807,438	$6,184,433

(b) Investment in Carlin Gold Corporation and Constantine Metal Resources Corporation

On July 13, 2006, the Company completed a plan of arrangement re-organization with Carlin Gold Corporation, pursuant to which the Company exchanged 7,903,978 shares of Toquima Minerals Inc. with a carrying value of $1,128,969 for 4,347,186 shares of Carlin Gold Corp. and 3,556,790 shares of Constantine Metals Corporation with a total value at the plan agreement date of $1,264,636. A gain of $135,667 was recorded for this transaction. 90% of the Carlin and Constantine shares were placed in escrow, with 15% to be released every 6 months over 3 years. After completion of the plan and Constantine’s initial public offering, the Company owned approximately 13% of Carlin and 24% of Constantine. See note 6 - Property Interests.

7.	EQUIPMENT

			September 30, 2006	December 31 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture and fixtures	$60,455	$(40,505)	$19,950	$15,238
Computer equipment	114,782	(75,834)	38,948	34,307
Software	10,395	(5,553)	4,842	1,683

	$185,632	$(121,892)	$63,740	$51,228

8.	PROPERTY INTERESTS

The following changes occurred in the Company’s principal property interests during the 9 months ended September 30, 2006.

Red Lake North Property, Ontario

On April 18, 2006 the Company signed an option agreement with Solitaire Minerals Corporation “Solitaire” whereby Solitaire has the option to acquire a 55% interest in the Company’s Red Lake North Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 in exploration in the first year of the agreement. Solitaire is required to make a $5,000 cash payment and issue 50,000 of its common shares to the company. These cash and share payments have been received by the Company.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2006
(Stated in Canadian Dollars)

8.	PROPERTY INTERESTS (continued)

Slate Bay Property, Ontario

On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property.

Humlin Property, Ontario

On April 18, 2006, the Company signed an option agreement with Solitaire Minerals Corporation, whereby Solitaire has the option to acquire a 55% interest in the Company’s Humlin Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment and issue 50,000 of its common shares to the Company. These cash and share payments have been received by the Company.

Golden Promise Property, Newfoundland

On May 01, 2006 the Company signed an option agreement with Crosshair Exploration and Mining Corporation (“Crosshair”) whereby Crosshair can earn a 60% interest in the Company’s Golden Promise project in Newfoundland by issuing 80,000 Crosshair common shares (20,000 issued), incurring $4 million in exploration expenditures and by paying all underlying property payments, all over a 4 year period. Upon completion of the Rubicon plan of arrangement (note 1), this property will be transferred to Paragon Minerals Corporation.

Lake Douglas Properties, Newfoundland

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $50,000 over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

Upon completion of the Rubicon plan of arrangement (note 1), the Lake Douglas properties will be transferred to Paragon Minerals Corporation.

Berg Property, Newfoundland

During September, the Berg property was returned to the vendor.

Palmer Property, Alaska and Nevada Properties (Toquima Plan of Arrangement)

On July 13, 2006, Toquima completed a plan of arrangement re-organization with Carlin Gold Corporation, pursuant to which, ownership, of all the Company’s Nevada properties, was transferred to Carlin and ownership of the Palmer, Alaska property was transferred to Constantine Metal Resources. See note 4 - Investments.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2006
(Stated in Canadian Dollars)

9.	SHARE CAPITAL

Private Placement

On April 12, 2006, the Company closed a brokered private placement, issuing 7,640,560 common shares at $1.48 per share for gross proceeds of $11,308,028. The underwriters were paid a cash commission of $678,481 (6% of gross proceeds).

a)	Authorized share capital consists of an unlimited number of common shares without par value.

	9 Months Ended September 30, 2006		Year Ended December 31, 2005
	Number of Shares	$	Number of Shares	$
Balance, beginning of period	66,179,524	45,610,692	55,006,031	39,184,721
Private placements (1) and (2)	7,640,560	10,431,265	10,232,000	6,420,989
Mineral properties	101,000	130,720	159,000	151,520
Stock options exercised (3)	668,628	1,001,034	300,000	338,087
Warrants, and agents options exercised (4)	2,128,813	1,816,284	482,493	559,318
Flow-through renunciation (5)	-	(477,400)	-	(1,043,943)
Balance, end of period	76,718,525	58,512,595	66,179,524	45,610,692

1.	Nil (2005 full year - 1,000,000) shares were issued under flow-through share purchase agreements.
2.	Net of issue costs of $876,764 (2005 full year - $979,811).
3.	Inclusive of the original $260,109 (2005 full year - $97,837) fair value of these options re-allocated from contributed surplus to share capital on exercise. Inclusive of the original $36,832 (2005 full year - nil) fair value of agents options and warrants re-allocated from contributed surplus to share capital on exercise.
4.	The Company renounced $1.4 million in flow through expenditures in March 2006 to investors with an effective date of December 31, 2005. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $477,400 was based on a tax rate of 34.1% applied to the temporary difference of $1.4 million. See note 3.

b)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options.

	9 Months Ended September 30, 2006		Year Ended December 31, 2005
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
		$		$
Balance at beginning of period (1)	4,815,000	1.10	3,486,625	1.11
Granted	40,000	1.70	2,310,000	1.10
Exercised	(668,628)	1.11	(300,000)	0.79
Expired/Cancelled	(45,624)	1.45	(681,625)	1.29
Outstanding at end of period (1)	4,140,748	1.10	4,815,000	1.10

(1) At September 30, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.37 years (December 31 2005 -3.0).

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2006
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (continued)

The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	9 Months Ended September 30, 2006	Year Ended December 31, 2005
Balance at beginning of period	$2,623,780	$1,960,463
Stock-based compensation	211,134	683,671
Share issuance costs	-	77,483
Fair value of stock options allocated to shares issued on exercise	(296,941)	(97,837)
Balance at end of period	$2,537,973	$2,623,780

The fair value of employee options, agents options and agents warrants granted during the period has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	9 Months Ended September 30, 2006	Year Ended December 31, 2005
Risk-free interest rate	4.3%	3.6%
Expected life	5.0 years	4.6 years
Expected volatility	50%	40%
Expected dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Summary of stock options outstanding:

September 30, 2006
	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	100,000	0.67	3.92
	150,000	0.74	3.95
	677,000	0.83	0.76
	225,000	0.84	0.80
	200,000	0.86	4.21
	11,250	0.99	0.73
	100,000	1.15	0.77
	200,000	1.16	0.69
	20,000	1.17	7.06
	1,700,000	1.18	2.82
	292,498	1.21	3.25
	425,000	1.48	2.33
	40,000	1.70	4.56
Total stock options	4,140,748	1.10	2.37

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2006
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (continued)

d) Summary of warrants and agent options outstanding:

September 30, 2006
		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
		297,914	1.40	0.27
	(1)	50,795	0.693	0.88
		2,778,687	0.85	0.88
Total warrants and agent options		3,127,396	0.90	0.82

1)	Agent compensation options include options for 50,795 units exercisable for $0.693 consisting of 1 share and ½ share purchase warrant with an expiry of 0.88 years from the period end.

10.	COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

11.	COMMITMENTS

At September 30, 2006, the Company has $323,824 in remaining lease payments for the use of its Vancouver office to September, 2010.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

12.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended September 30, 2006, the Company issued 101,000 (2005 - 159,000) of its common shares at a value of $130.720 (2005 - $151,470) for mineral properties, and received common shares of other companies valued at $421,132 (2005 - $217,417) pursuant to the terms of property agreements. Included in accounts payable and accrued liabilities at September 30, 2006 is $272,870 (September, 2005 - $140,705) of mineral property costs. On July 13th, 2006, pursuant to the Toquima plan of arrangement, the Company exchanged 7,903,978 shares of Toquima Minerals Inc. with a carrying value of 1,128,968 for 4,347,190 shares of Carlin Gold Corp. and 3,556,790 shares of Constantine Metals Corporation with a total value at the plan agreement date of 1,264,636.